UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

❒         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ____.

Commission file number: 000-27385

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

INTERACTIVE INTELLIGENCE, INC.
401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

INTERACTIVE INTELLIGENCE, INC.
7601 Interactive Way
Indianapolis, Indiana 46278

REQUIRED INFORMATION

Item 4.   The Plan’s financial statements and schedule have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). To the extent required by ERISA, the Plan’s financial statements have been examined by independent accountants, except that the “limited scope exemption” contained in Section 103(a)(3)(C) of ERISA was not available. Such financial statements and schedule are included in this Annual Report on Form 11-K in lieu of the information required by Items 1-3 of Form 11-K.

Table of Contents
Page
Financial Statements and Exhibits

(a) Financial Statements:

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2007	5

Notes to Financial Statements	6

(b) Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held At End of Year) - December 31, 2007	13

(c) Signatures	14

(d) Exhibits	15

See Exhibit Index

Supplemental schedules other than those listed above have been omitted due to the absence of conditions under which they are required.

Report of Independent Registered Public Accounting Firm

Plan Administrator
Interactive Intelligence, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Interactive Intelligence, Inc. 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Indianapolis, Indiana
June 27, 2008

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,
Assets:	2007	2006
Cash and cash equivalents	$45,053	$2,000
Investments, at fair value	16,918,359	12,632,960
Participant loans	178,246	173,667

Receivables:
Employer contributions	311,809	—
Net assets available for benefits, at fair value	17,453,467	12,808,627
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,606	15,915
Net assets available for benefits	$17,461,073	$12,824,542

See accompanying notes to financial statements

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions to net assets attributed to:
Contributions:
Participants	$2,599,823
Rollovers	729,510
Employer	311,809
3,641,142
Investment income:
Dividend income	1,130,338
Net realized and unrealized appreciation in fair value of investments	343,469
Interest income	12,952
1,486,759
Total additions	5,127,901

Deductions from net assets attributed to:
Benefits paid to participants	489,844
Administrative expenses	1,526
Total deductions	491,370

Net increase	4,636,531

Net assets available for benefits at:
Beginning of year	12,824,542
End of year	$17,461,073

See accompanying notes to financial statements

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Notes to Financial Statements
December 31, 2007

1.	DESCRIPTION OF THE PLAN

The following brief description of the Interactive Intelligence, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan established by Interactive Intelligence, Inc. (the “Company” and “Plan Administrator”) for qualifying employees effective January 1, 1996. The Plan is administered by an Investment Committee appointed by the Company. The trustee and record-keeper of the Plan is Merrill Lynch Trust Company, FSB (“Merrill Lynch” or the “Trustee”). The purpose of the Plan is to provide retirement income and other benefits to eligible employees of the Company.

On September 29, 2006, the investment management businesses of BlackRock, Inc. and Merrill Lynch completed a merger (the “Merger”) that created a new independent company (the “Combined Company”) that became the custodian of all investment funds previously managed by the two companies. Following the Merger, the Combined Company has operated under the BlackRock name, however, the Merger did not constitute a change in the Trustee of the Plan.

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it has the option to do so at any time subject to the provisions of ERISA. Upon termination of the Plan, either full or partial, participants become fully vested in their entire account balances.

Eligibility

For purposes of making a pretax contribution or rollover contribution, an employee must have reached 21 years of age to be eligible for participation in the Plan. If an employee has met the age requirement, he or she is eligible to participate in the Plan as of his or her first day of service.

Contributions

Each year participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan. Participant contributions are subject to the maximum limitations as defined in the Internal Revenue Code, as amended (the “Code”), plus “catch-up” adjustments as permitted by the Code. Participants may also contribute amounts representing qualified rollovers from other qualified benefit plans. Qualified matching and qualified non-elective Company contributions may be made as determined by the Company. Prior to December 31, 2007, the Company made no contributions to the Plan.

In December 2006, the Company announced to its employees that for the year ended December 31, 2007, and subject to the Company achieving a certain annual financial performance target, the Company would make a Company matching contribution to eligible participants, as defined in the Plan, up to 25% of the first 4% of the eligible participants’ contributions.  See Note 9 – Subsequent Events for information about the Company match.

Rollover and Transfer Contributions

The Plan permits participants to have their account balance in other qualified plans rolled over to the Plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

Vesting

Participants are immediately vested in their contributions plus the actual earnings thereon. For an eligible participant who has worked for the Company for less than four years at the time of the Company matching contribution, the contribution will vest in equal installments over four years based on the anniversary date of the participant’s employment. For an eligible participant who has worked for the Company for four or more years at the time of contribution, the contribution will be 100% vested.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, rollovers, Company contributions, if any, and an allocation of Plan earnings. Investment earnings are allocated proportionately among all participants’ accounts based on the ratio of their account balance to the total fund balance. The benefit to which a participant is entitled equals the participant’s vested account balance.

Investment Options

Participants may direct their pretax contributions to any of the investment options selected by the Plan Administrator. All investment elections are participant-directed.

Payment of Benefits

Upon termination of service or retirement, participants may elect to receive payments over a period provided in the Plan Document or in a lump sum amount equal to the vested portion of their accounts as of the most recent valuation date before the distribution. Participants may also elect in-service withdrawals or rollover their accounts from the Plan to another qualified retirement plan. Such benefit payments are subject to the provisions of the Plan.

Participant Loans

A participant of the Plan can borrow from his or her account. Amounts borrowed by the participant are transferred from one or more of the investment funds. The participant pays interest on the loan based on market rates at the date the loan is issued. This interest is credited to the participant’s account balance. Both the maximum amounts available and repayment terms for such borrowings are subject to the provisions of the Plan.

Forfeitures

Forfeitures are non-vested account balances of terminated employees, which may be applied at the discretion of the Company. Prior to January 1, 2008, there were no forfeitures as participants were 100% vested in their account balances, which consisted of employee contributions and investment earnings. Effective January 1, 2008, as a result of the Company matching contribution for 2007, forfeitures will be used first to reduce Employer contributions. Any remaining forfeitures will be used to offset Plan expenses with any remaining forfeitures then allocated to participants’ account balances. There were no forfeited non-vested balances during 2007 and 2006.

Administrative Expenses

Expenses related to the Plan may be paid by either the Plan or the Company; however, the Company has typically paid for substantially all of the Plan’s expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared under the accrual basis of accounting.

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies to previous accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 became effective for the Plan beginning January 1, 2008. Upon early adoption of SFAS 157, there was no material impact on the Plan’s financial statements. See Note 3 for further information and related disclosures regarding the Plan’s fair value measurements.

In December 2005, the FASB issued FASB Staff Position AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. As of December 31, 2007, the Plan adopted the FSP and has retroactively restated the December 31, 2006 presentation of investments in the accompanying Statements of Net Assets Available for Benefits as required by the transition provisions of the FSP. The implementation of the FSP had no net impact on the net assets of the Plan and only affects the presentation of the investments within the Plan’s Statements of Net Assets Available for Benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Except for the Plan’s investment in the common collective trust, the Plan’s investments are stated at fair value. The investments in the common collective trust (primarily fully benefit-responsive investment contracts) are stated at contract value which is equal to the principal balance plus accrued interest. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

One of the investment options offered by the Plan, the Retirement Preservation Trust (formerly the “Merrill Lynch Retirement Preservation Trust”), is a common collective trust that primarily invests in synthetic guaranteed investment contracts (“SIC”) deemed to be fully benefit-responsive within the meaning of the FSP. SIC contracts are a combination of a portfolio of securities plus wrapper contracts issued by financially responsible third-parties (typically financial institutions). A wrapper contract generally provides market and cash flow protection to the Plan.

The FSP requires that these  investments be reported at fair value, which includes the value of the underlying securities and the value of the wrapper contracts. SIC wrapper contracts are valued by determining the difference between the present value of the replacement cost of the wrapper contract and the present value of the contractually obligated payments in the original wrapper contract. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments as reflected in the Statements of Net Assets Available for Benefits state the Retirement Preservation Trust at its fair value, with a corresponding adjustment to reflect the investment at its contract value.

Shares of Interactive Intelligence, Inc. common stock are traded on a national securities exchange and are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at the end of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

Payments to Participants

Payments to participants, including in-service withdrawals, transfers and qualified distributions, are recorded when paid.

3.	FAIR VALUE MEASUREMENTS

As of December 31, 2007, the Plan adopted SFAS 157, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

●	Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

●
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Plan’s investments that are measured at fair value on a recurring basis, such as money market funds, mutual funds and equity securities, are generally classified within Level 1 of the fair value hierarchy.  The fair value of these investments is valued based on quoted market prices in active markets. The Plan also invests in a common collective trust whose funds are traded daily and does not adjust the quoted price for such investments.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2007:

	Fair Value Measurements at Reporting Date Using
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and cash equivalents	$45,053	$45,053	N/A	N/A
Mutual funds	15,060,984	15,060,984	N/A	N/A
Interactive Intelligence, Inc. common stock	1,019,912	1,019,912	N/A	N/A
Common collective trust (1)	837,463	--	837,463	N/A
Total	$16,963,412	$16,125,949	837,463	N/A

(1)	Although the amount reflected in the table represents the fair value of this investment, the contract value (the amount available for Plan benefits) was $845,069 as of December 31, 2007.

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

4.	INVESTMENTS

Except for the Plan’s investment in the common collective trust, investments are stated at current market value. The investments in the common collective trust (fully benefit-responsive investment contracts) are stated at contract value which is equal to the principal balance plus accrued interest. The market value of individual investments that represent 5% or more of the Plan’s net assets as follows:
		December 31,
		2007		2006
	Mutual funds:
	Davis NY Venture A	$2,508,092		$1,830,085
	Franklin Small-Mid Cap Growth A	2,444,540		661,390
	American Funds Growth Fund of America R3	2,363,987		1,777,773
	American Funds Capital World Growth & Income R3	2,237,794		1,432,410
*	BlackRock S&P 500 Index I	1,260,012		1,143,424
	PIMCO Total Return A	1,209,011		794,018
*	BlackRock Global Allocation A	832,641		699,015
	MFS Utilities Fund A	808,890		**
	Van Kampen Aggressive Growth A (1)	--		1,015,608

	Common stock:
*	Interactive Intelligence, Inc.	1,019,912		891,374

	Common collective trust:
*	Retirement Preservation Trust (2)	845,069	(2)	838,937	(2)
_______________

*	Indicates a party-in-interest to the Plan.

**	Investment did not represent 5% or more of the Plan’s net assets as of December 31, 2006.

(1)	No longer an investment option in the Plan.

(2)
Formerly the Merrill Lynch Retirement Reserves Money Fund. The amounts as of December 31, 2007 and 2006 represent the contract value, which is the amount available for Plan benefits. The fair value of these amounts was $837,463 and $823,022 as of December 31, 2007 and 2006, respectively.

During 2007, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$165,003
Interactive Intelligence, Inc. common stock	178,466
$343,469

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

5.	INCOME TAX STATUS

The Plan is a proto-type plan administered by Merrill Lynch. The Internal Revenue Service has determined and informed the Plan Administrator by a letter dated March 31, 2008 that its amended and restated prototype plan as of January 1, 2007 is designed in accordance with Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.	PARTIES-IN-INTEREST TRANSACTIONS

As discussed in Note 1, the investment management businesses of BlackRock and Merrill Lynch completed a merger that created a Combined Company that became the custodian of all investment funds. Certain Plan investments are shares of mutual funds and a common collective trust previously managed separately by the two companies prior to the Merger but during 2007 were managed by the Combined Company. Therefore, transactions involving these types of investments qualify as party-in-interest transactions. There have been no fees paid by the Plan during 2007 or 2006 for investment management services provided by the Combined Company or previously by the two individual companies prior to the Merger.

In addition, the Plan’s investments include shares of the Company’s common stock. Therefore, transactions involving the acquisition or disposition of the Company’s common stock also qualify as party-in-interest transactions. The Company has never declared or paid cash dividends on its common stock and does not expect to declare or pay any cash dividends in the foreseeable future.

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements at December 31, 2007 as compared to the Form 5500:

2007
Net assets available for benefits according to the financial statements	$17,461,073
Less: Amounts allocated to withdrawing participants at December 31, 2007	(43,873)
Net assets available for benefits according to the Form 5500	$17,417,200

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
Notes to Financial Statements (continued)

9.	SUBSEQUENT EVENTS

As discussed in Note 1, the Company announced to its employees that for the year ended December 31, 2007 and subject to the Company achieving a certain annual financial performance target, the Company would make a matching contribution to eligible participants, up to 25% of the first 4% of the participants’ contributions to the Plan.  Upon determination of the Company’s fiscal 2007 financial results, which were not finalized until early 2008, it was determined that the Company had met the annual performance target during 2007, and each eligible participant received the applicable Company matching contribution during the first quarter of 2008.  The total amount of the Company’s matching contribution for the year ended December 31, 2007 was $311,809.

In February 2008, the Company announced to its employees that for the year ended December 31, 2008, and subject to the Company achieving specified financial performance targets, the Company will make a matching contribution to eligible participants, up to 25% of the first 8% of the participants’ pre-tax compensation contributed to the Plan. The Company matching contribution will be credited to the participants’ accounts as soon as practicable after the Company’s annual financial results are determined and the Company achieves the financial performance target.

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SUPPLEMENTAL SCHEDULE

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INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
 Schedule H, Line 4i - Schedule of Assets
(Held At End of Year)

EIN: 35-1933097	Plan Number: 002

December 31, 2007

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(e) Current value
	Mutual funds:
	Davis NY Venture A	62,687	shares	$2,508,092
	Franklin Small-Mid Cap Growth A	69,035	shares	2,444,540
	American Funds Growth Fund of America R3	70,525	shares	2,363,987
	American Funds Capital World Growth & Income R3	50,389	shares	2,237,794
*	BlackRock S&P 500 Index I	69,962	shares	1,260,012
	PIMCO Total Return A	113,097	shares	1,209,011
*	BlackRock Global Allocation A	42,095	shares	832,641
	MFS Utilities A	41,803	shares	808,890
	Oppenheimer Developing Markets A	9,486	shares	461,472
	Munder Micro-Cap Equity A	7,417	shares	260,543
	Seligman Communication & Information A	5,767	shares	220,294
*	BlackRock Healthcare A	31,877	shares	191,578
	Eaton Vance Income Fund of Boston A	25,205	shares	156,020
	Goldman Sachs Mid Cap Value A	3,002	shares	106,110
	Total mutual funds			15,060,984

	Common stock:
*	Interactive Intelligence, Inc.	38,706	shares	1,019,912

	Common collective trust:
*	Retirement Preservation Trust	845,069	shares	845,069

*	Participant loans	Interest rates range from 5.00% to 9.25% with various maturity dates		178,246
_____________				$17,104,211

*	Indicates a party-in-interest to the Plan.

**	Disclosure of historical cost information, column (d), has been omitted as all investments are participant-directed.

See accompanying report of independent registered public accounting firm

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SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERACTIVE INTELLIGENCE, INC. 401(k) SAVINGS PLAN
(Name of Plan)

Date: June 30, 2008	By:	/s/ Stephen R. Head
Stephen R. Head, Chief Financial Officer
Interactive Intelligence, Inc.

/s/ Debra L. Jones
Debra L. Jones, Director of Human Resources
Interactive Intelligence, Inc.

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EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm